UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Microvision, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

594960106

(CUSIP Number)

Yi-chung Chen

Walsin Lihwa Corporation

11/F No. 411Rueiguang Road, Neihu

Taipei 114, Taiwan, Republic of China

Tel: +886-2-2799-2211 x6221

with a copy to:

Chris Lin, Esq.

Simpson Thacher & Bartlett LLP
35/F, ICBC Tower, 3 Garden Road, Central, Hong Kong
Tel:  +852-2514-7600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on the following pages)

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Max Display Enterprises Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds: (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,095,299 Common Shares
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 10,095,299 Common Shares
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,095,299 Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 12.9%
14.	Type of Reporting Person (See Instructions) CO

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Walsin Lihwa Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds: (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization Taiwan, Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,095,299 Common Shares (indirectly through Max Display Enterprises Limited)
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 10,095,299 Common Shares (indirectly through Max Display Enterprises Limited)
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,095,299 Common Shares (indirectly through Max Display Enterprises Limited)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 12.9%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, having $0.001 par value per share (the “Common Shares”), of Microvision, Inc. (the “Issuer”).  The Issuer’s Common Shares are quoted on the NASDAQ Global Market under the symbol “MVIS.”  The Issuer’s principal executive offices are located at 6222 185th Ave NE, Redmond, Washington 98052.

Item 2. Identity and Background

Name, jurisdiction of organization, principal business, the address of its principal office and executive officers and directors

This Schedule 13D is being filed by (i) Max Display Enterprises Limited, a limited liability company formed under the laws of the British Virgin Islands (“Max Display”) and (ii) Walsin Lihwa Corporation, a corporation organized under the laws of the Republic of China (“Walsin Lihwa”).

The address of principal executive offices of Max Display and Walsin Lihwa is 11/F No. 411Rueiguang Road, Neihu, Taipei 114, Taiwan, Republic of China.  Max Display is a special purpose vehicle formed for investment and other similar purposes and a wholly-owned subsidiary of Walsin Lihwa.  Walsin Lihwa is a manufacturer of copper wire, specialty steel and power cables and wire.

Annex A-1 and A-2 attached hereto sets forth, with respect to each executive officer and director of the Max Display and Walsin Lihwa, respectively, the following information:  (a) name, (b) business address, (c) present principal occupation or employment, (d) name of any corporation or other organization in which such employment is conducted and (e) citizenship.

Item 2(d) and Item 2(e)

During the last five years, Max Display and Walsin Lihwa have not been, and to the best knowledge and belief of Max Display and Walsin Lihwa, none of their respective executive officers and directors has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Max Display and Walsin Lihwa have not, and to the best knowledge and belief of Max Display and Walsin Lihwa, none of their respective executive officers and directors has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it/she/he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For purposes of this Schedule 13D, Max Display and Walsin Lihwa together are referred to as the “Reporting Person.”

Item 3. Source and Amount of Funds or Other Consideration

On June 22, 2008, the Issuer and the Reporting Person entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”).   Pursuant to the terms and subject to the conditions set forth in the Securities Purchase Agreement, the Issuer agreed to sell and the Reporting Person agreed to purchase (i) 8,076,239 Common Shares and (ii) a warrant (the “Warrant”) to purchase 2,019,060 Common Shares (such Common Shares, the “Warrant Shares”) that is exercisable until June 22, 2012, at the exercise price of $2.1850 per share, subject to certain adjustments for dividends, combinations of stock, reorganizations or mergers or similar transactions.  The Reporting Person paid an aggregate consideration of $15,000,000 in cash.  The transaction was completed on June 22, 2009.  The foregoing descriptions are hereby qualified in their entirety by the Securities Purchase Agreement and the Warrant, copies of which are attached to this Schedule 13D as Exhibits 99.2 and 99.3, respectively, and which are incorporated herein by reference.

The source of funding for the purchase of the Common Shares and the Warrant pursuant to the Securities Purchase Agreement is the working capital of the Reporting Person.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated herein by reference.

The Common Shares and the Warrant have been acquired for strategic investment purposes with the intention of acquiring a minority ownership position in the Issuer’s Common Shares.

Under the terms of the Securities Purchase Agreement, subject to certain conditions, the Issuer has agreed to provide the Reporting Person with participation rights in the Issuer’s future equity financings.  If the Reporting Person does not lead the next equity financing round for the Issuer whether because the Reporting Person was unable to arrange a syndicate, an offered financing was not accepted by the Issuer or any other reason, the Issuer will use commercially reasonable efforts to permit the Reporting Person to invest 15%, or a greater amount if mutually agreed, of each subsequent equity financing over the two years following June 22, 2009 at the same time and on the same terms as other investors in such financing, subject to Nasdaq and U.S. securities laws limitations, if any.

In addition, subject to certain conditions, the Issuer has agreed to take all necessary actions to effect such appointment of a person designated by the Reporting Person to the Issuer’s board of directors if (a) either (i) the Issuer closes an equity financing syndicated by the Reporting Person of at least $25 million within the twelve months following June 22, 2009 or (ii) the Reporting Person participates in a subsequent financing over the two years following June 22, 2009 by purchasing securities sold in such financings from the Issuer with an aggregate purchase price of at least $10 million and (b) the Reporting Person has not at that time sold more than 50% of the securities purchased pursuant to the Securities Purchase Agreement, and if such conditions are satisfied prior to June 22, 2011, agrees not to sell more than 50% of such securities prior to June 22, 2011.

Furthermore, the Reporting Person has agreed to a standstill provision whereby Reporting Person and its subsidiaries will not, without the Issuer’s prior written consent, (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting shares or direct or indirect rights to acquire any voting shares of, or economic interest in (through derivative securities or otherwise), the Issuer or any successor thereto; (b) make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote, seek to advise or influence any person or entity with respect to the voting of any voting shares of the Issuer or seek or propose to have called, or cause to be called, any meeting of the stockholders of the Issuer; (c) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Issuer or any of its securities or assets; or (d) form, join or in any way participate in a group in connection with any of the foregoing.  The standstill is subject to certain exceptions and will be inoperative and of no force of effect under certain circumstances as set forth in the Securities Purchase Agreement.

As the holder of the Warrant, the Reporting Person is entitled to purchase 2,019,060 Common Shares, exercisable until June 22, 2012, at the exercise price of $2.1850 per share, subject to certain adjustments for dividends, combinations of stock, reorganizations or mergers or similar transactions.  In the event that the average closing bid prices per Common Share over a period of 20 consecutive trading days ending on or after the sixth-month anniversary of June 22, 2009 exceeds 400% of the Warrant’s exercise price then in effect, the Issuer may, upon 15 business days prior written notice, call the Warrant, in whole or in part, at the redemption price equal to $0.01 per Common Share then purchasable pursuant to the Warrant called for redemption, subject to certain conditions, including the right of the holder of the Warrant to exercise the Warrant prior to the end of the 15-business day notice period.  The foregoing descriptions are hereby qualified in their entirety by the Securities Purchase Agreement and the Warrant, copies of which are attached to this Schedule 13D as Exhibits 99.2 and 99.3, respectively, and which are incorporated herein by reference.

The Reporting Person expects to evaluate the Issuer and review its holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Reporting Person’s and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Person and the Issuer, market conditions and other factors that the Reporting Person may deem relevant to its investment decision, the Reporting Person may take such actions in the future as it deems appropriate in light of the circumstances and conditions existing from time to time, including increasing its stake in the Issuer in accordance with the standstill provision of the Securities Purchase Agreement. Depending on these same factors, the Reporting Person may determine to sell all or a portion of the Common Shares that it now owns or hereafter may acquire in accordance with the standstill provision of the Securities Purchase Agreement, including pursuant to a registered offering.

Other than as described above, the Reporting Person does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

The information set forth or incorporated by reference in Items 3 and 4 is hereby incorporated herein by reference.

(a)

The Reporting Person beneficially owns 10,095,299 Common Shares, consisting of 8,076,239 Common Shares and 2,019,060 Warrant Shares, which together constitute approximately 12.9% of the Issuer’s 78,175,299 outstanding Common Shares as of April 27, 2009 based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 and including 2,019,060 Warrant Shares deemed to be outstanding.

(b)

The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of all 10,095,299 Common Shares beneficially owned by the Reporting Person.

(c)

Pursuant to the Securities Purchase Agreement, the Reporting Person purchased (i) 8,076,239 newly issued Common Shares at a price of $1.8573 per share and (ii) the Warrant, for an aggregate consideration of $15,000,000 in cash.  The transaction was completed on June 22, 2009.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

Pursuant to the Securities Purchase Agreement, the Reporting Person purchased (i) 8,076,239 newly issued Common Shares and (ii) the Warrant, for an aggregate consideration of $15,000,000 in cash.  As the holder of the Warrant, the Reporting Person is entitled to purchase 2,019,060 Common Shares, exercisable until June 22, 2012, at the exercise price of $2.1850 per share, subject to certain adjustments for dividends, combinations of stock, reorganizations or mergers or similar transactions.  In the event that the average closing bid prices per Common Share over a period of 20 consecutive trading days ending on or after the sixth-month anniversary of June 22, 2009 exceeds 400% of the Warrant’s exercise price then in effect, the Issuer may, upon 15 business days prior written notice, call the Warrant, in whole or in part, at the redemption price equal to $0.01 per Common Share then purchasable pursuant to the Warrant called for redemption, subject to certain conditions, including the right of the holder of the Warrant to exercise the Warrant prior to the end of the 15-business day notice period.

In addition, the Issuer and the Reporting Person entered into a Registration Rights Agreement, pursuant to which the Issuer agreed to file a registration statement with respect to the Common Shares purchased under the Securities Purchase Agreement and the Warrant Shares as soon as practicable and in no event later than July 22, 2009, and to use its best efforts to cause the Registration Statement to become effective as soon as practicable thereafter, and in no event later than October 20, 2009.

The foregoing descriptions are hereby qualified in their entirety by the Securities Purchase Agreement, the Warrant and the Registration Rights Agreement, copies of which are attached to this Statement as Exhibits 99.2, 99.3 and 99.4, respectively, and which are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1:

Joint Filing Agreement by and between Max Display Enterprises Limited and Walsin Lihwa Corporation, dated June 30, 2009.

Exhibit 99.2:

Securities Purchase Agreement by and among Microvision, Inc., Max Display Enterprises Limited and Walsin Lihwa Corporation, dated June 22, 2009.

Exhibit 99.3:

Warrant No. 120 to Purchase Common Stock of Microvision, Inc., dated June 22, 2009.

Exhibit 99.4:

Registration Rights Agreement, by and between Microvision, Inc. and Max Display Enterprises Limited, dated June 22, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

June 30, 2009

MAX DISPLAY ENTERPRISES LIMITED By: /s/ Chiao Yu Lon Name: Chiao Yu Lon Title: Director

WALSIN LIHWA CORPORATION By: /s/ Chiao Yu Lon Name: Chiao Yu Lon Title: Chairman

ANNEX A-1

The name, position and present principal occupation of each director of Max Display are set forth below.  Max display does not have any officers.  The business address for each of the directors listed below is 11/F No. 411Rueiguang Road, Neihu, Taipei 114, Taiwan, Republic of China.  All directors listed below are citizens of the Republic of China.

Name	Position	Present Principal Occupation
Yu Lon Chiao	Director	Chairman and Acting President of Walsin Lihwa
Pan Wen Hu	Director	Director of Accounting Division of Walsin Lihwa

ANNEX A-2

The name, position and present principal occupation of each director and executive officer of Walsin Lihwa are set forth below. The business address for each of the executive officers and directors listed below is 11/F No. 411Rueiguang Road, Neihu, Taipei 114, Taiwan, Republic of China.  All executive officers and directors listed below are citizens of the Republic of China.

Name	Position	Present Principal Occupation
Yu Lon Chiao	Chairman of the Board and Acting President	Chairman and Acting President of Walsin Lihwa
Yu-Cheng Chiao	Vice Chairman and Deputy Chief Executive Officer	Vice Chairman and Deputy Chief Executive Officer of Walsin Lihwa
Yu-Heng Chiao	Managing Director	Chairman of Walsin Technology
Patricia Chiao	Director, President of Copper Business Group	President of Copper Business Group of Walsin Lihwa
Yu-Chi Chiao	Director	Chairman of Hannstar Display Corp.
Tong-Shung Wu	Director	Managing (Independent) Supervisor, TECO Electric & Machinery Co., Ltd.
Jih-Chang Yang	Director	Senior Advisor of SESODA Corp.
Hui-Ming Cheng	Director	Chief Financial Officer, HTC Corp.
Yi-Yi Tai	Director	Director of He Sen Co. Ltd.
Wu-Shung, Hong	Director	Chairman of Chin-Cherng Construction Corp.
Wang-Tsai Lin	Director, Special Assistant to Chairman	Special Assistant to Chairman of Walsin Lihwa
Wen-Yuan Chu	Supervisor	General Manager of Xcellink Pte Ltd.
Yeu-Yuh Chu	Supervisor	General Manager of Walsin Technology
Yuan-Chi Chao	Supervisor	Chairman of Concord Asia Finance Ltd.
Wen C. Chang	President of Specialty Steel Business Group	President of Specialty Steel Business Group of Walsin Lihwa
Dr. Jo-Chi Tsou	President of Precision Materials Business Group	President of Precision Materials Business Group of Walsin Lihwa
Ben Chi	President of Wire and Cable Business Group	President of Wire and Cable Business Group of Walsin Lihwa
Yue sheng Liang	Chief Technology Officer	Chief Technology Officer of Walsin Lihwa